Exhibit 99.1

PRESS RELEASE

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
Commtouch	EffectiveIR
+1.703.760.3444	+972.54.252.8007
brian.briggs@commtouch.com	Iris@EffectiveIR.co.il

U.S. Investor Contact:	Commtouch Media Contact:
Monica Gould	Matthew Zintel
The Blueshirt Group	Zintel Public Relations
+1.212.871.3927	+1.281.444.1590
monica@blueshirtgroup.com	matthew.zintel@zintelpr.com

FOR IMMEDIATE RELEASE

Commtouch Reports First Quarter 2013 Results

First Quarter 2013 Revenues of $7.9 Million, Rose 17% Sequentially and 34% Versus a Year Ago

Launched Private Label Cloud-Based Email Security-as-a-Service Offering
Continue M&A Integration Effort and Complete World-wide Sales and Engineering Restructuring

Reiterated 2013 Full Year GAAP Revenue of $34 to $35 Million

McLean, VA – May 16, 2013 – Commtouch® (NASDAQ: CTCH), a leading provider of Internet security technology and cloud-based services, today announced its first quarter 2013 financial results for the period ending March 31, 2013.

First Quarter 2013 Financial Highlights:

●	Revenues in accordance with US Generally Accepted Accounting Principles (US GAAP) totaled $7.9 million for the first quarter of 2013 compared to $6.8 million for the sequential fourth quarter of 2012 and $5.9 million in the first quarter of 2012.

●	Non-GAAP revenues totaled $8.1 million for the first quarter of 2013 compared to $7.0 million for the sequential fourth quarter of 2012 and $5.9 million in the first quarter of 2012. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

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●	During the first quarter, the company recognized expenses related to its previously announced acquisitions, as well as related integration, severance and streamlining expenses, totaling approximately $0.3 million. First quarter 2013 GAAP net income (loss) and earnings per diluted share data include the impact of these costs.

●	GAAP net loss for the first quarter was $1.3 million compared to net loss of $0.5 million for the sequential fourth quarter of 2012 and net income of $1.2 million in the first quarter of 2012. First quarter 2013 and fourth quarter 2012 data includes the aforementioned acquisition related expenses.

●	GAAP net loss per diluted share for the first quarter was $0.05, compared to a net loss of $0.02 for the sequential fourth quarter of 2012 and GAAP earnings per share of $0.05 in the first quarter of 2012. First quarter 2013 and fourth quarter 2012 data includes the aforementioned acquisition related expenses.

●	Non-GAAP net income for the first quarter 2013 was $0.1 million compared to $0.3 million for the sequential fourth quarter of 2012 and $1.6 million in the first quarter of 2012.

●	Non-GAAP earnings per diluted share for the first quarter 2013 were $0.00, compared to $0.01 for the sequential fourth quarter of 2012 and $0.06 in the first quarter of 2012.

●	Cash used for operating cash activities during the quarter was $0.2 million.

●	Cash as of March 31, 2013 was $4.9 million, compared to $5.1 million as of December 31, 2012. Cash usage during the quarter included integration and severance costs associated with the two acquisitions completed during the fourth quarter of 2012.

“We achieved a major milestone in the evolution of the company with the launch of our first new cloud-based offering in the quarter,” said Shlomi Yanai, chief executive officer at Commtouch. “The introduction of our private label Email Security-as-a-Service solution marks the first step in the long-term strategic plan we outlined 12 months ago. Moreover, we initiated a major effort to integrate the two acquisitions we closed in the fourth quarter and completed two key elements of this process with the creation of one global sales and marketing organization and one world-wide engineering team. Through this initiative we eliminated redundancies and achieved a 15 percent headcount reduction since December 31, 2012. These actions put us on track to meet the profitability targets we outlined at the beginning of this year.”

“I am delighted by the traction that our new products have garnered in the market among new and existing customers,” Mr. Yanai added. “Our broadened product portfolio is enabling Commtouch to increase our footprint within existing customers as well as expand our reach to new customers, including resellers, distributors, hosting providers and mobile application developers. Our global sales and marketing organization has developed a channel initiative to focus on these opportunities.”

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“The integration of our Q4 2012 acquisitions is proceeding smoothly and we expect this process to be largely complete in the third quarter,” said Brian Briggs, chief financial officer at Commtouch. “While we continue to invest in our global sales capability, we have turned our focus to streamlining the organization and improving our cost structure. As a result of these efforts, we remain on track to generate cost synergies and a return to profitability in the second half of 2013. In addition, we bolstered our balance sheet with the addition of a line of credit with two large Israeli banks after the close of the first quarter.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Business Highlights:

●	Commtouch introduced three new products during the quarter, including:
o	Private label Email Security-as-a-Service, the first major release in a series of planned cloud-based product introductions, which combines premium protection against email-based threats such as spam, phishing and malware, with maximum cost-efficiency and minimum time to market. The Commtouch platform delivers market-leading detection at a competitive price point, streamlines resource utilization, and delivers Quality of Service (QoS), which leads to increased customer satisfaction, reduced churn, and helps service providers and security vendors grow revenue and market share.
o	On-Premise Email Security for the service provider market, a cloud-based service that augments the company’s market-leading messaging security suite of cloud-assisted Anti-Spam, Virus Outbreak Detection, IP Reputation, and Antivirus services with on-premise technology components that integrate easily into service provider environments. The new solution enables customers to improve email QoS while reducing the cost of delivery.
o	Mobile Security Service for Android, which represents the first to market cloud-assisted antivirus and Web security services created exclusively for partner delivery with a single, easy to integrate client SDK. Importantly, this service uses very little memory, bandwidth, and battery time, and will therefore not impact device performance or the user experience.

●	The company remains on track to launch its new cloud-based Web security solutions and Advanced Persistent Threat (APT) Detection Service in the second half of 2013.

●	Commtouch continued to invest in its global sales and marketing capabilities during the first quarter and began to develop its channel strategy aimed at expanding the company’s customer footprint to include distributors, resellers, hosting providers and mobile application developers. The company signed new long-term agreements for its recently introduced cloud-based Email Security-as-a-Service offering, including its first private label hosting provider win.

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●	Key new client wins announced during the quarter reflected the company’s enhanced international sales and marketing penetration, including:
o	Return Path, a leading provider of email intelligence solutions, which integrated Commtouch’s URL filtering into Return Path’s email intelligence solutions for both enterprises as well as mailbox providers to detect and prevent piracy of email senders’ platforms.
o	NetCologne, one of the leading regional Internet and telecommunication service providers in Germany, which integrated Commtouch’s On-Premise Email Security into its existing email infrastructure to protect against spam, malware, and phishing.
o	NETGEAR, a global networking company that delivers innovative products to consumers, businesses, and service providers, integrated Commtouch’s Antivirus solution into its Network Attached Storage products for small and medium businesses as well as enterprises.

●	In February, Commtouch’s product portfolio was recognized by Info Security Products Guide, the industry’s leading information security research and advisory guide, with top honors throughout Commtouch’s product categories. The company’s GlobalView URL Filtering solution was named the gold winner of the 2013 Global Excellence Award for Best Social Media, Web Filtering, and Content Security Solution. Commtouch was also named silver winner in the Best Email Security and Management category, as well as bronze winner in three categories: Best Overall Security Company of the Year, Best Anti-Malware, Anti-Spam, or Antivirus and Tomorrow’s Technology Today. These prestigious global awards recognize security and IT vendors with advanced, ground-breaking products and solutions that are helping set the bar higher for others in all areas of information security.

Business Outlook

Based on current expectations, the company is reiterating its financial outlook for the full year 2013. The company continues to anticipate full year 2013 revenue between $34.0 million and $35.0 million, an increase of approximately 42% to 46% compared with full year 2012. GAAP and non-GAAP net income guidance includes a higher level of sales and marketing expense versus 2012 to support a strengthened global sales platform. Full year 2013 GAAP net income is expected to be greater than $2.0 million and non-GAAP net income is expected to be greater than $3.5 million.

During the second quarter of 2013, the company expects to recognize additional expenses related to its previously announced acquisitions, as well as related integration, severance and streamlining expenses. The impact of these charges is reflected in the aforementioned full year 2013 GAAP net income guidance. The company expects the impact of these integration and streamlining activities to positively impact the financial performance of the business during the second half of 2013.

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The company plans to continue to strategically invest in the build-out of its global sales and marketing efforts. The impact of these investments is reflected in the full year 2013 GAAP net income guidance.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes, acquisition related costs and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, May 16, 2013 at 10:00 a.m. ET to review the first quarter 2013 highlights, as well as walk through a strategic overview of the evolution of the company’s growth strategy.

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To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-8289
Israel Dial-in Number: 00-800-2246-2666
International Dial-in Number: 201-689-8341
at:

10:00 a.m. Eastern Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s Web site at www.commtouch.com.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of Commtouch’s corporate Web site.

About Commtouch

Commtouch® (NASDAQ: CTCH) is a leading provider of Internet security technology and cloud-based services for vendors and service providers, increasing the value and profitability of customers’ solutions by protecting billions of Internet transactions on a daily basis. With twelve global data centers and renowned technology, Commtouch’s email, Web, and antivirus capabilities easily integrate into customers’ products and solutions, keeping more than 350 million end users safe. To learn more, visit http://www.commtouch.com.

• Blog: http://blog.commtouch.com/cafe

• Facebook: http://www.facebook.com/commtouch

• LinkedIn: http://www.linkedin.com/company/commtouch

• Twitter: @Commtouch

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

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This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectations that i) it will meet its 2013 revenue and profit forecasts, ii) its new service offerings will impact those forecasts in the positive manner indicated, and iii) the result of integration and efficiency activities will be to positively impact the financial performance of the business during the second half of 2013, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

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COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (In US$ thousands, except per share amounts)

	Three months ended March 31
	2013	2012
	Unaudited	Unaudited

Revenues	$7,925	$5,896

Cost of revenues	1,778	1,052

Gross profit	6,147	4,844

Operating expenses:

Research and development	2,264	1,270

Sales and marketing	2,765	1,142

General and administrative	2,215	1,331

Total operating expenses	7,244	3,743

Operating profit (loss)	(1,097)	1,101

Financial income (expenses), net	(185)	23

Income (loss) before taxes	(1,282)	1,124

Income taxes, net	23	85

Net income (loss) attributable to ordinary and equivalently participating shareholders	$(1,259)	$1,209

Earning (loss) per share- basic	$(0.05)	$0.05

Earning (loss) per share- diluted	$(0.05)	$0.05

Weighted average number of shares outstanding:

Basic	25,934	24,163

Diluted	25,934	24,889

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RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

 (In US$ thousands, except per share amounts)

	Three months ended March 31
	2013	2012
	Unaudited	Unaudited

GAAP operating profit (loss)	$(1,097)	$1,101
Stock-based compensation (1)	314	364
Other acquisition related costs (2)	142	—
Amortization of intangible assets (3)	436	101
Executive terminations (4)	165	—
Adjustment to deferred revenues (5)	196	—
Adjustment to earnout obligation (6)	(3)	—

Non-GAAP operating profit	$153	$1,566

GAAP net income (loss)	$(1,259)	$1,209
Stock-based compensation (1)	314	364
Other acquisition related costs (2)	142	—
Amortization of intangible assets (3)	436	101
Executive terminations (4)	165	—
Adjustment to deferred revenues (5)	196	—
Adjustment to earnout obligation (6)	170	28
Income taxes (7)	(92)	(116)

Non-GAAP net income	$72	$1,586

GAAP earnings (loss) per share	$(0.05)	$0.05
Stock-based compensation (1)	0.01	0.01
Other acquisition related costs (2)	0.01	—
Amortization of intangible assets (3)	0.02	0.004
Executive terminations (4)	0.01	—
Adjustment to earnout obligation (5)	0.007	0.001
Income taxes (6)	(0.004)	(0.005)

Non-GAAP earnings per share	$0.00	$0.06

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	25,934	24,889

(1) Stock-based compensation
Cost of revenues	$12	$9
Research and development	58	67
Sales and marketing	59	88
General and administrative	185	200

	$314	$364
(2) Other acquisition related costs
General and administrative	142	—

	$142	$0
(3) Amortization of intangible assets
Cost of revenues	$188	$48
Sales and marketing	248	53

	$436	$101
(4) Executive terminations
General and administrative	165	—

	$165	$0
(5) Adjustment to deferred revenues
Revenues	196	—

	$196	$0
(6) Adjustment to earnout obligation
General and administrative	($3)	$0
Financial expenses (income), net	173	28

	170	28

(7) Income taxes
Deferred tax asset - tax benefit	(92)	(116)

	$(92)	$(116)

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COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2013	2012
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$4,873	$5,137
Trade receivables	6,335	5,996
Deferred income taxes	2,276	2,239
Prepaid expenses and other accounts receivable	2,286	1,503
Total current assets	15,770	14,875

Long-term lease deposits	55	57
Severance pay fund	698	756
Property and equipment, net	1,971	1,608
Deferred income taxes	3,403	3,348
Intangible assets, net	35,956	37,086
Investment in affiliate	1,403	1,403
Total assets	59,256	59,133

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	575	958
Employees and payroll accruals	2,019	2,280
Accrued expenses and other liabilities	1,239	1,587
Short-term Earn-out consideration	5,601	4,048
Deferred revenues	5,122	4,535
Total current liabilities	14,556	13,408

Long term deferred revenues	2,152	492
Long term deferred tax	3,096	3,187
Long term earn-out consideration	4,710	6,409
Accrued severance pay	870	915
Total long-term liabilities	10,828	11,003

Shareholders’ equity	33,872	34,722
Total liabilities and shareholders’ equity	$59,256	$59,133

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COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA

 (In US$ thousands)

	Three months ended March 31
	2013	2012
Cash flow from operating activities	Unaudited	Unaudited

Net income (loss)	(1,259)	1,209

Adjustments:
Depreciation	219	151
Compensation related to options issued to employees	330	364
Amortization of intangible assets	389	101

Changes in assets and liabilities:
Increase in trade receivables	(383)	(535)
Increase in deferred taxes	(92)	(116)
(Increase) Decrease in prepaid expenses and other receivables	(853)	157
Decrease in accounts payable	(386)	(183)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	(408)	40
Increase in deferred revenues	2,279	20
(Decrease) increase in accrued severance pay, net	13	(4)
Net cash (used in) provided by operating activities	(151)	1,204

Cash from investing activities

Change in long - term lease deposits	2	—
Purchase of property and equipment	(581)	(133)
Net cash used in investing activities	(579)	(133)

Cash flows from financing activities

Proceeds from options exercises and Issuence shares	486	99
Net cash provided by financing activities	486	99
Effect of exchange rate changes on cash	(20)
Increase (decrease) in cash and cash equivalents	(244)	1,170
Cash and cash equivalents at the beginning of the period	5,137	20,868
Cash and cash equivalents at the end of the period	4,873	22,038

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